SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4th, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,845,931
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,845,931
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,931
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

    (1)           Based upon 30,841,165 shares of the Issuer’s common stock issued and outstanding as of April 9, 2012, as reported on the Issuer’s Proxy Statement dated April 20, 2012.

         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007; Amendment No. 2 to Schedule 13D dated October 20, 2008; Amendment No. 3 to Schedule 13D dated June 20, 2011; Amendment No. 4 to Schedule 13D dated July 13, 2011; and Amendment No. 5 to Schedule 13D dated August 15, 2011; Amendment No. 6 to Schedule 13D dated January 25, 2012; Amendment No. 7 to Schedule 13D dated March 5, 2012; Amendment No. 8 to Schedule 13D dated March 21, 2012; Amendment No. 9 to Schedule 13D dated March 21, 2012; and Amendment No. 10 to Schedule 13D dated as of April 30, 2012  (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 11 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.   Purpose of Transaction is hereby amended by adding thereto the following:

On May 4, 2012, the Reporting Person and the Issuer entered into an agreement regarding the Reporting Person’s shareholder proposal (the “Agreement”).  Please see Item 6 of this Schedule 13D for a description of the Agreement.

Item 5.   Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 2,845,931 (the "Shares") constituting approximately 9.2% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 30,841,165 shares of the Issuer’s common stock issued and outstanding as of April 9, 2012, as reported on the Issuer’s Proxy Statement dated April 20, 2012.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)
Since the filing of the prior amendment to this Schedule 13D on April 30, 2012 (the date of the event that necessitated the filing of the immediately prior amendment to the Schedule 13D), the Reporting Person purchased shares of Stock (through open market transactions) as follows:

DATE	QUANTITY	PRICE PER SHARE
4/30/2012	26,000	4.42
5/1/2012	4,300	4.47

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer is hereby amended by adding thereto the following:

On May 4, 2012, as described above, the Issuer and the Reporting Person entered into the Agreement, pursuant to which, among other things:

•   The Reporting Person submitted the Amended and Restated Proposal to lower the threshold necessary for calling a special meeting of stockholders to the holders of 30% of the voting shares of the Issuer;

•   The Issuer agreed to prepare, file with the SEC and distribute to its stockholders, definitive additional soliciting materials (the “Additional Soliciting Materials”) relating to the Proxy Statement to reflect the Amended and Restated Proposal and the Board’s recommendation that the Issuer’s stockholders vote “FOR” the Amended and Restated Proposal;

•   The Reporting Person agreed to file an amendment to the Reporting Person’s Schedule 13D;

•   Subject to and conditioned upon the Issuer’s filing of the Additional Soliciting Materials with the SEC and the distribution thereof to its stockholders, the Reporting Person agreed to vote, or cause to be voted, by no later than May 17, 2012, all of the voting shares of the Issuer held or controlled by the Reporting Person in accordance with the recommendation of the Board with respect to each of the proposals to be acted upon at the Annual Meeting (and further agreed not to revoke, amend or otherwise alter such vote);

•   The Issuer confirmed to the Reporting Person that (i) achievement of the Issuer’s previously disclosed cash bonus compensation objective for the fiscal year ending December 31, 2012 related to “the performance of the Issuer’s stock against the Russell 2000 Index” requires that the Issuer’s stock outperform the Russell 2000 Index in order for such compensation objective to be achieved and (ii) the Compensation Committee will assign meaningful weight to such compensation objective when determining executive officers’ cash bonus compensation for the fiscal year ending December 31, 2012;

•   The Issuer confirmed to the Reporting Person that the Board will amend the Issuer’s Stock Ownership and Retention Policy (the “Policy”) to provide that if the annual cash retainer paid to non-employee members of the Board is reduced to zero or some de minimis amount, such reduction shall not decrease the previously effective minimum share ownership requirements under the Policy; and

•   The Issuer confirmed to the Reporting Person that the Board will amend the Policy to reduce the period for a director to comply with the Policy from five years to four years, subject to and conditioned upon the performance by the Reporting Person of its above-described obligations under the Agreement.

Item 7.   Material to be Filed as Exhibits is hereby amended by adding thereto the following:

A copy of the May 4, 2012 Agreement between the Issuer and the Reporting Person described in Items 4 and 6 above is attached hereto as Exhibit A to this Amendment No. 11 to  Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 7, 2012

/s/ Barry Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez

Exhibit A to Amendment No. 11 to Schedule 13D

Agreement

THIS AGREEMENT (the “Agreement”) is made and entered into as of May 4, 2012, by and between Ronald L. Chez (together with any affiliate thereof, the “Stockholder”) and Repligen Corporation, a Delaware corporation (the “Company”).

Recitals

WHEREAS, the Stockholder submitted a proposal to the Company under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding the adoption of an amendment to the Amended and Restated By-Laws of the Company which would lower the threshold necessary for calling a special meeting of stockholders from a majority to the holders of 20% of the outstanding voting shares of the Company (the “Proposal”);

WHEREAS, pursuant to Rule 14a-8 of the Exchange Act, the Company included the Proposal in the Company’s definitive 2012 proxy statement and form of proxy (together, the “2012 Proxy Materials”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2012 and first sent or given to the Company’s stockholders on or about April 23, 2012; and

WHEREAS, the Stockholder and the Company desire to enter into this Agreement pursuant to which, among other things, (i) the Stockholder agrees to amend and restate the Proposal in the form attached hereto as Exhibit A (the “Amended and Restated Proposal”), (ii) the Company’s Board of Directors (the “Board”) agrees to recommend that the Company’s stockholders vote “FOR” the Amended and Restated Proposal and (iii) the Stockholder agrees to vote all of the voting shares of the Company held or controlled by the Stockholder (collectively, the “Shares”) in accordance with the recommendation of the Board with respect to each of the proposals to be acted upon at the Company’s 2012 Annual Meeting of Stockholders (the “2012 Annual Meeting”).

Agreement

NOW, THEREFORE, in consideration of these premises and the covenants contained herein, the parties hereto, each intending to be legally bound, hereby agree as follows:

1.	Stockholder Proposal.

a.	The Stockholder hereby agrees to amend and restate, and hereby submits, the Proposal in the form attached hereto as Exhibit A.

b.
The Company hereby agrees to prepare, file with the SEC and distribute to its stockholders, definitive additional soliciting materials relating to the 2012 Proxy Materials to reflect the Amended and Restated Proposal and the Board’s recommendation that the Company’s stockholders vote “FOR” the Amended and Restated Proposal in substantially the form attached hereto as Exhibit B (the “Additional Soliciting Materials”).

c.	In connection with the execution of the Agreement, the Stockholder hereby agrees to file an amendment to the Stockholder’s Schedule 13D in substantially the form attached hereto as Exhibit C.

2.	Annual Meeting.

a.
Subject to and conditioned upon the Company’s filing of the Additional Soliciting Materials with the SEC and the distribution thereof to its stockholders, the Stockholder hereby agrees to vote, or cause to be voted, by no later than May 17, 2012, all of the Shares in accordance with the recommendation of the Board with respect to each of the proposals to be acted upon at the 2012 Annual Meeting  (and further agrees not to revoke, amend or otherwise alter such vote).

b.	The Company agrees to act in good faith to solicit proxies from its stockholders in favor of the Amended and Restated Proposal in an amount sufficient to approve the Amended and Restated Proposal.

3.	Company Bonus Program and Stock Ownership and Retention Policy.

a.
The Company hereby confirms to the Stockholder that (i) achievement of the Company’s previously disclosed cash bonus compensation objective for the fiscal year ending December 31, 2012 related to “the performance of the Company’s stock against the Russell 2000 Index” requires that the Company’s stock outperform the Russell 2000 Index in order for such compensation objective to be achieved and (ii) the Compensation Committee will assign meaningful weight to such compensation objective when determining executive officers’ cash bonus compensation for the fiscal year ending December 31, 2012.

b.
The Company hereby confirms to the Stockholder that Board will amend the Company’s Stock Ownership and Retention Policy (the “Policy”) to provide that if the annual cash retainer paid to non-employee members of the Board is reduced to zero or some de minimis amount, such reduction shall not decrease the previously effective minimum share ownership requirements under the Policy.

c.
The Company hereby confirms to the Stockholder that Board will amend the Policy to reduce the period for a director to comply with the Policy from five years to four years, subject to and conditioned upon the performance by the Stockholder of its obligations under Section 2 of this Agreement.

4.
Irrevocable Proxy.  Subject to the last sentence of this Section, by execution of this Agreement, the Stockholder does hereby appoint the Company with full power of substitution and resubstitution, as the Stockholder's true and lawful attorney and irrevocable proxy, to the fullest extent of the Stockholder’s rights with respect to the Shares, to vote, each of such Shares solely in accordance with Section 2 of this Agreement.  The Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the conclusion of the 2012 Annual Meeting and hereby revokes any proxy previously granted by the Stockholder with respect to the Shares.  Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the conclusion of the 2012 Annual Meeting.  The Stockholder hereby revokes any proxies previously granted, and represents that none of such previously-granted proxies are irrevocable.

5.
Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by facsimile, when such facsimile is transmitted to the facsimile number set forth below and the appropriate confirmation is received, (b) given by email, including .PDFs, upon confirmation by the receiving party, or (c) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:

                        Repligen Corporation
                        41 Seyon Street, Building #1, Suite 100
                        Waltham, Massachusetts 02453
Attention: Walter C. Herlihy, President and Chief Executive Officer
                        Fax No. (781) 250-0115
Email: wherlihy@repligen.com

                      With a copy (which shall not constitute notice) to:

                        Goodwin Procter LLP
                        53 State Street
                        Boston, Massachusetts 02109
                        Attention: Joseph L. Johnson III and Arthur R. McGivern
Fax No. (617) 523-1231
Email: amcgivern@goodwinprocter.com
 jjohnson@goodwinprocter.com

If to the Stockholder:

Ronald L. Chez
1524 N. Astor Street
Chicago, Illinois 60610
Email: rlchez@rcn.com

With a copy (which shall not constitute notice) to:

Thompson Coburn LLP
55 East Monroe Street, 37th Floor
Chicago, Illinois 60603
Attention: Barry Fischer
Fax No. (312) 580-2201
Email: bfischer@thompsoncoburn.com

6.
Publicity.  Except for the press release attached hereto as Exhibit D, with respect to the Additional Soliciting Materials and the solicitation of votes or proxies in connection with the 2012 Annual Meeting, or the Stockholder’s Schedule 13D in substantially the form attached hereto as Exhibit C, neither the Company nor the Stockholder shall, or shall permit any of its affiliates or representatives to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement, including all discussions between the parties and their advisors related thereto, without the consent of the other party, except as may be required by applicable law or the applicable rules of any stock exchange or the Nasdaq Stock Market LLC.

7.
Specific Performance.  The Company and the Stockholder acknowledge and agree that irreparable injury to the other party would occur in the event any of the provisions of the Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages.  Therefore, without prejudice to the rights and remedies otherwise available to it, the parties agree that each party hereto (the “Moving Party”) shall be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other parties hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

8.
Governing Law.  The Agreement and its validity, interpretation and legal effect, shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without reference to conflicts of law principles thereof.

9.
Entire Agreement.  The Agreement, including the preamble and recitals above, contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

10.
Construction.  The parties acknowledge that each party and its counsel has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation or construction of this Agreement.

11.
Severability.  If at any time subsequent to the date hereof, any provision of the Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of the Agreement.

12.	Counterparts. The Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument.

13.	Further Assurances. The parties agree to execute and deliver immediately upon request such other documents or instruments as may be necessary to evidence the agreements hereunder.

14.	Successors and Assigns. This Agreement shall not be assignable by any of the parties to the Agreement but shall be binding on successors of the parties hereto.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

COMPANY:

Repligen Corporation

By: __/s/Walter Herlihy_________________
Name:   Walter C. Herlihy
Title:     President and Chief Executive
   Officer

STOCKHOLDER:

By: __/s/ Ronald Chez_________________
Name:   Ronald L. Chez